UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 6-K

  REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the month of January, 2003

                                 Metalink Ltd.
                (Translation of registrant's name into English)
                    Yakum Business Park, Yakum 60972, Israel
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes __ No X

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The following are included in this Report on Form 6-K:

1.       Press release dated January 29, 2003.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


     METALINK LTD.                            Date: January 29, 2003


By   /s/ OFER LAVIE
     Ofer Lavie
     Chief Financial Officer



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[METALINK LOGO]



Contacts:
Ofer Lavie
Chief Financial Officer
Metalink Ltd.
Tel:  972-9-960-5555
Fax:  972-9-960-5399

Carl Hymans
Investor Relations
G.S. Schwartz & Co. Inc.
Tel:  212-725-4500
Fax:  212-725-9188


            METALINK REPORTS FOURTH QUARTER AND TWELVE MONTH RESULTS

YAKUM,  Israel  -  January  29,  2003-Metalink  Ltd.  (NASDAQ:   MTLK)
http://www.metalinkdsl.com today reported results for the fourth quarter and twelve months ended December 31, 2002.

For the fourth third quarter ended September 30December 31, 2002, Metalink reported revenues of $1,013,000 compared to $1,304,000 for the third quarter of 2002 and $1,723,000 for the fourth quarter of 2001. For the year 20012002, Metalink reported revenues of $6,636,000 compared to $14,049,000 for the year 2001.

Metalink reported a loss of $4.9 million, or $0.27 per share for the fourth quarter of 2002, compared to a loss of $4.5 million, or $0.24 per share for the third quarter of 2002 and a loss of $4.1 million, or $0.22 per share for the fourth quarter of 2001. For the year 2002, Metalink reported a loss of $16.3 million, or $0.89 per share, compared to a loss of $11.1 million, or $0.61 per share for the year 2001.

The Company's cash, cash equivalents, short and long term investment position at the end of the fourth quarter of 2002 was $76 million compared to $78.3 million at the end of the third quarter of 2002 and $90.1 million at the end of 2001.

"The fourth quarter revenues continued to be affected by general market conditions in North America and Europe," said Tzvi Shukhman, Chairman and CEO of Metalink.

 "While we are disappointed about the ramp up of our new products in North America and Europe, we are very pleased with our progress in Asia Pacific where Ethernet over VDSL (EoVDSL), allowing over 50Mbps downstream and over 30Mbps upstream, is emerging as a cornerstone technology.

Our recently introduced EoVDSL chip-sets are extremely successful and we have won most of the designs for 4-band standard compliant EoVDSL in Korea, Japan, China and Taiwan. I am also pleased to announce that Metalink received a purchase order for two hundred thousand of its EoVDSL chip-sets from a new customer in Asia Pacific, to be shipped in the first half of 2003. Metalink and this customer are in a process of negotiating an annual purchase agreement," concluded Shukhman.

About Metalink Ltd.:

Metalink Ltd, a fabless semiconductor company, develops and markets high performance broadband access chip sets used by telecommunications and networking equipment makers. Metalink's silicon solutions enable cost effective, very high-speed delivery of next generation broadband access over copper infrastructure.

Metalink's products address one of the major challenges for cost-effective completion of an end-to-end "All-IP" Ethernet based access network by enabling true broadband Ethernet speeds over the existing infrastructure. VDSL, the most advanced and affordable xDSL technology, maximizes the use of available copper capacity and provides scalable symmetric and asymmetric "Ethernet grade" rates under all deployment scenarios in private and public networks. Using the QAM line-code, Metalink's VDSL technology is robust and cost-effective and ready for mass deployment.

Metalink is also a leader in the North American and International T1/E1 over Symmetric DSL transport market. Metalink's HDSL2, HDSL4 and SHDSL solutions allow service providers to reduce the deployment costs for T1/E1 systems by reducing the need for costly repeaters used in older HDSL and T1/E1 systems. The Company's top-level algorithmic designers, along with its leadership in standards bodies worldwide, are establishing Metalink as a leader in the field of broadband access. Further information is available at www.metalinkDSL.com. Metalink's headquarters are located at Yakum Business Park, Yakum, 60972 Israel,
Tel: 972-9-9605555, Fax: 972-9-9605544. Metalink's U.S. Subsidiary is located at 105 Lake Forest Way, Folsom, CA 95630 Tel: 916/355-1580, Fax: 916/355-1585.

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include, without limitation, the growth rate or decline of the markets into which the company sells its products; market acceptance of and demand for the products of the company and those of the company's customers; unanticipated delays or problems in the introduction of the company's products, both current and new; the company's ability to introduce new products in accordance with OEM design requirements and design cycles; new product announcements or product introductions by the company and the company's competitors; availability and cost of manufacturing sources for the company's products; supply constraints for components incorporated into the company's customers' products; changes in the mix of sales to OEMs and distributors; incorrect forecasting of future revenues, expenses and or earnings; the volume of orders that are received and can be filled in a quarter; the rescheduling or cancellation of orders by customers; costs associated with protecting the company's intellectual property; costs associated with research and development; changes in grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel; changes in taxes; changes in product mix; changes in product costs and pricing; and the possible impact of currency and interest rate of fluctuations. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including Metalink's Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance or achievements. The Company does not assume a duty to update or revise any of the forward-looking statements as a result of new information, future events or otherwise.
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                                 METALINK LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                        Three months ended December 31,  Year ended December 31,
                                2002     2001                  2002     2001
                                   (Unaudited)
           (U.S dollars in thousands, except share and per share data)


Revenues                      $ 1,013  $ 1,723               $  6,636  $  14,049
Cost of revenues:
Costs and expenses                960      886                  4,589      6,086
Royalties to the
Government of Israel               16       36                    144        364
Total cost of revenues            976      922                  4,733      6,450


Gross profit                       37      801                  1,903      7,599

Operating expenses:
Gross research and development  4,095    3,830                 15,240     17,060
Less - Royalty bearing grants     833      743                  3,213      3,457

Research and development, net   3,262    3,087                 12,027     13,603

Sales and marketing, net        1,371    1,146                  4,814      5,465
General and administrative        691    1,153                  2,884      3,526
Non-cash compensation             199      219                    799        745
Total operating expenses        5,523    5,605                 20,524     23,339


Operating loss                 (5,486)  (4,804)               (18,621)  (15,740)

Financial income, net             542      707                  2,283      4,629

Net loss                     $ (4,944)  (4,097)            $  (16,338) $(11,111)

Loss per share:
Basic                       $   (0.27  $ (0.22)             $   (0.89) $  (0.61)

Diluted                     $   (0.27) $ (0.22)              $  (0.89) $  (0.61)

Shares used in computing loss per ordinary share:
Basic                      18,501,835 18,263,025           18,407,190 18,260,798

Diluted                    18,501,835 18,263,025           18,407,190 18,260,798

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                                 METALINK LTD.
                           CONSOLIDATED BALANCE SHEETS


                                                 December 31,
                                            2002            2001
                                         (U.S. dollars in thousands)
ASSETS
Current assets
Cash and cash equivalents               $   9,158        $   15,946
Short-term investments                     20,691            64,967
Trade accounts receivable                   1,036             1,966
Other receivables                           1,444               796
Prepaid expenses                              735               706
Inventories                                 3,904             2,806
   Total current assets                    36,968            87,187

Long-term investments                      46,197             9,172

Severance pay fund                          1,189               827

Property and equipment
Cost                                       10,962            11,995
Less - Accumulated depreciation
and amortization                            5,610             4,448
                                            5,352             7,547

                                        $  89,706          $104,733

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade accounts payable                 $    1,750        $    1,473
Other payables and accrued expenses         2,499             3,284
   Total current liabilities                4,249             4,757

Accrued severance pay                       1,899             1,479

Shareholders' equity
Ordinary shares of NIS
0.1 par value
(Authorized - 50,000,000 shares,
 issued and outstanding -
19,450,556 and 19,194,988
shares as of December 31,
2002 and 2001, respectively)                  586               580
Additional paid-in capital                127,578           127,029
Deferred stock compensation                  (846)           (1,650)
Unrealized gain on marketable
securities                                     40                 -
Accumulated deficit                       (33,915)          (17,577)
                                           93,443           108,382

Treasury stock, at cost;
898,500 as of December 31, 2002
 and 2001, respectively                    (9,885)           (9,885)
   Total shareholders' equity              83,558            98,497

                                         $ 89,706           104,733